Form N-SAR,
Sub-Item 77I
Terms of new or amended securities



Nuveen Insured California Premium Income Municipal Fund, Inc.
33-46939
811-06620


The preferred class of the registrants securities have been materially modified, as stated in the Statement Establishing and Fixing the Rights and Preferences of
Variable Rate Demand Preferred Shares, containing a description of the Funds preferred securities. A copy of such Statement is attached in this Funds N-SAR-A filing under Sub-Item 77Q1(a).